Exhibit 99.2

Jyong Biotech Ltd. Announces Closing of $20 Million Initial Public Offering

New Taipei City, Taiwan, June 18, 2025 -- Jyong Biotech Ltd. (Nasdaq: MENS) (the “Company”), a science-driven biotechnology company based in Taiwan committed to developing and commercializing innovative and differentiated new drugs (plant-derived) mainly specializing in the treatment of urinary system diseases, with an initial focus on the markets of the U.S., the EU and Asia, today announced the closing of its initial public offering (the “Offering”) of 2,666,667 ordinary shares (the “Ordinary Shares”) at a public offering price of $7.5 per share for aggregate gross proceeds of approximately $20 million, before deducting underwriting discounts and other offering expenses. The Ordinary Shares commenced trading on Nasdaq Global Market on June 17, 2025, under the ticker symbol “MENS”. The Offering closed on June 18, 2025.

The Company has granted the underwriters an option, exercisable within 45 days from the date of the final prospectus, to purchase up to an additional 400,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The Company intends to use the net proceeds from the Offering for (i) funding the additional Phase III trials of MCS-2 (API-2) and the new drug application of MCS-2 (40%); (ii) funding earlier phase trials if the Company is unable to demonstrate comparability (25%); (iii) funding the Phase II trial of PCP (10%); (iv) funding the Phase I clinical trial of IC (5%), and (v) general corporate purposes (20%).

The Offering was conducted on a firm commitment basis. Joseph Stone Capital, LLC acted as sole underwriter for the Offering (the “Underwriter”). Sichenzia Ross Ference Carmel LLP acted as U.S. securities counsel to the Company, and VCL Law LLP acted as U.S. securities counsel to the Underwriter, in connection with the Offering.

A registration statement on Form F-1 (File No. 333-277725) relating to the Offering, as amended, was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on June 16, 2025. The Offering was made only by means of a prospectus. Copies of the prospectus related to the Offering may be obtained from Joseph Stone Capital, LLC by standard mail to Joseph Stone Capital, LLC, 585 Stewart Ave., Suite L60-C, Garden City, NY 11530, or via email at corporatefinance@josephstonecapital.com or by telephone at +1 (888) 302-5548. In addition, a copy of the final prospectus relating to the Offering, dated June 16, 2025, can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jyong Biotech Ltd.

Headquartered in Taiwan, Jyong Biotech Ltd.is a science-driven biotechnology company committed to developing and commercializing innovative and differentiated new drugs (plant-derived), mainly specializing in the treatment of urinary system diseases, with an initial focus on the markets of the U.S., the EU and Asia. Since its inception in 2002, the Company has built integrated capabilities that encompass all key functionalities of drug development, including early-stage drug discovery and development, clinical trials, regulatory affairs, manufacturing, and commercialization. Leveraging strong research and development capabilities and a proprietary platform, the Company has been developing a series of botanical drug candidates, including its primary botanical drug candidate, MCS-2, another clinical-stage botanical drug candidate, and other preclinical-stage botanical drug candidates. The Company endeavors to develop and supply first-class innovative drugs to meet customers’ health needs and seeks to be a valuable business organization that is held in high esteem by the public.

For more information, please visit: https://www.jyongbio.com/, https://jyongir.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the intended use of the proceeds from the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

Joseph Stone Capital, LLC

(888) 302-5548

corporatefinance@josephstonecapital.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone:+1 628 283 9214